As filed with the Securities and Exchange Commission on October 28, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LUNA INNOVATIONS INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

550351100

(CUSIP Number of Common Stock Underlying Class of Securities)

Talfourd H. Kemper, Jr.

Vice President and General Counsel

1 Riverside Circle, Suite 400

Roanoke, VA 24016

(540) 769-8400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

Copy to

Darren K. DeStefano

Brian F. Leaf

Cooley LLP

One Freedom Square

Reston Town Center

11951 Freedom Drive

Reston, Virginia 20190-5656

(703) 456-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$759,690	$54.17

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options covered an aggregate of 874,772 shares of the issuer’s common stock and had an aggregate value of $759,690 as of August 31, 2010, calculated based on a Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.0000713 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$54.17	Filing Party:	Luna Innovations Incorporated

Form or Registration No.:	005-82335	Date Filed:	September 20, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 to Schedule TO (“Amendment No. 1”) amends and supplements the Schedule TO, filed with the Securities and Exchange Commission on September 20, 2010, in connection with the offer (the “Exchange Offer”) by Luna Innovations Incorporated (“Luna”) to certain optionholders to exchange outstanding options to purchase shares of Luna’s common stock that have an exercise price that is greater than or equal to the greater of (a) $2.75, (b) the closing price of Luna’s common stock as reported on the NASDAQ Capital Market (“NASDAQ”) on the expiration date of the Exchange Offer (the “Market Price”), or (c) 125% of the average closing price of Luna’s common stock as reported on NASDAQ for the 60-day period ending on the expiration date of the Exchange Offer, for replacement options to purchase a reduced number of shares of Luna’s common stock at a fixed exercise price per share that is equal to the greater of (x) the Market Price or (ii) 125% of the average closing price of Luna’s common stock as reported on NASDAQ for the 60-day period ending on the expiration date of the Exchange Offer. This Amendment No. 1 is the final amendment being filed in order to report the results of the Exchange Offer. Except as amended and supplemented hereby, all terms of the Exchange Offer and all disclosure set forth in the Schedule TO, and the Exhibits thereto, remain unchanged.

Item 4.	Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The Exchange Offer expired at 12:00 a.m. (midnight), U.S. Eastern Time, on Monday, October 18, 2010. Pursuant to the Exchange Offer, Luna accepted elections to replace options to purchase 616,531 shares of common stock, representing 92.7% of the shares subject to options that were eligible to be exchanged in the Exchange Offer. As a result, replacement options to purchase 571,580 shares of common stock were granted, with an exercise price equal to $2.46 per share, pursuant to and as set forth in the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants filed as Exhibit 99 (a)(1)(A) to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LUNA INNOVATIONS INCORPORATED

/s/ Talfourd H. Kemper, Jr.
(Signature)

TALFOURD H. KEMPER JR.,
VICE PRESIDENT AND GENERAL
COUNSEL

October 28, 2010
Date